CERTIFICATE OF DESIGNATION

of the

TERMS, PREFERENCES, AND RIGHTS

of

SERIES A PREFERRED STOCK

Pursuant to Section 17-16-602 of the

Wyoming Business Corporation Act

The undersigned does hereby certify that the following resolution was duly adopted by the Board of Directors ("Board") of SecureTech Innovations, Inc., a Wyoming corporation ("SecureTech" or “Corporation”), with the designations, powers, preferences, and relative, participating, optional, or other special rights, and the qualifications, limitations, or restrictions thereof, having been fixed by the Board pursuant to authority granted to it under Article VI of SecureTech's Articles of Incorporation and in accordance with the provisions of Section 17-16-602 of the Wyoming Business Corporation Act:

RESOLVED, that the Corporation and Board of Directors do hereby fix and determine the rights, preferences, privileges, restrictions, and other matters relating to the designation of the Corporation’s Series A Preferred Stock, $0.001 par value:

Designation and Amount

This class of preferred stock shall be designated Series A Preferred Stock (“Preferred Stock”), $0.001 par value.  The Corporation’s Board of Directors may issue up to two-hundred fifty thousand (250,000) shares of this Preferred Stock.

Rank	The Preferred Stock shall rank superior to the Corporation’s common stock and all other classes, including currently outstanding or future preferred stock designations.

Dividends

The Preferred Stock is eligible for all legal dividends as may be approved by the Corporation’s Board of Directors.  If a dividend is declared across multiple classes of stock, the amount of any dividend to be received by holders of the Preferred Stock shall be calculated on a fully diluted, pro-rata basis with the other classes of stock participating in said dividend.

Voting Rights

Holders of the Preferred Stock shall have the right to vote on all matters with holders of common stock (and other eligible classes of preferred stock, if any) by aggregating votes into one (1) voting class of stock.  Each share of Preferred Stock shall have ten thousand (10,000) votes for any election or other voting matter placed before the shareholders of the Corporation, regardless if the vote is taken with or without a shareholders’ meeting.  Holders of the Preferred Stock may not cumulate their votes in any voting matter.

Redemption by Corporation

After a minimum period of one (1) year from the date of issue the Corporation may, at its sole discretion, redeem some or all of the Preferred Stock in either cash (the then market value), the Corporation’s common stock at a fixed ratio of ten thousand (10,000) shares of common stock for each share of Preferred Stock redeemed, or a combination thereof.

IN WITNESS WHEREOF, the undersigned declares under penalty of perjury under the laws of the State of Wyoming that he has read the foregoing Terms, Preferences, and Rights of Series A Preferred Stock and knows the contents thereof, and that he is duly authorized to execute the same on behalf of the Corporation, this 31st day of May, 2023.

SECURETECH INNOVATIONS, INC.

By:	/s/ Kao Lee
President, Chief Executive Officer, Principal Executive Officer, and Director

By:	/s/ Anthony Vang
Treasurer, Secretary, Principal Financial Officer, Principal Accounting Officer, and Director